UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Daniel S. Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kien Huat Realty III Limited
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 54,762,739
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 54,762,739
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,762,739
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%
14.		TYPE OF REPORTING PERSON CO

CUSIP No.  292052107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Kok Thay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 54,762,739
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 54,762,739
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,762,739
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4 and 5 are hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction

On May 18, 2010, Kien Huat exercised its rights to purchase its proportionate allocation of shares of Common Stock under the Rights Offering, in accordance with its commitment to do so as previously disclosed in the Schedule 13D.  Under the terms of the Rights Offering, Kien Huat had the basic right to purchase 19,826,382 shares of Common Stock at the exercise price of $0.8837 per share, which it exercised in full.  Kien Huat did not exercise any oversubscription rights.  As payment for the exercise of its rights, Kien Huat authorized the set off of $17,520,574 from the unpaid principal and accrued interest outstanding on the Bridge Loan previously disclosed in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b)           As of the date hereof, including the 19,826,382 shares of Common Stock purchased upon the exercise of the rights as described above, the Reporting Persons may be deemed to share beneficial ownership of 54,762,739 shares of Common Stock, representing approximately 61.2% of the outstanding Common Stock (based on 69,705,483 shares of Common Stock reported to be outstanding as of the close of business on May 10, 2011 by the Issuer in its quarterly report on Form 10-Q filed on May 13, 1011, plus such 19,826,382 newly issued shares).

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

Kien Huat Realty III Limited

By:           /s/  Gerard Lim
Name:  Gerard Lim
Title:  Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay